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                               SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               TEMPLE INLAND, INC.
                                (Name of Issuer)

                                       Common
                           (Title of Class of Securities)
                                     879868107
                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement __.

     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                          Page 1 of 10 Pages


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______________________________________________________________

                             13G

CUSIP NO.   879868107                        PAGE 2 OF 10 PAGES

______________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OPPENHEIMER GROUP, INC.
    I.R.S. NO. 13-3331657
______________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                             (b)  X
_____________________________________________________________
3   SEC USE ONLY

______________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
______________________________________________________________
NUMBER OF   5   SOLE VOTING POWER

SHARE           0
               _______________________________________________
BENEFICIALLY    6   SHARED VOTING POWER

OWNED BY            6,142,150
            _______________________________________________
EACH        7   SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON      8   SHARED DISPOSITIVE POWER

WITH                6,142,150
______________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                    6,142,150
______________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

______________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    10.96%
______________________________________________________________
12  TYPE OF REPORTING PERSON

    HC
______________________________________________________________
PAGE
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______________________________________________________________

                             13G

CUSIP NO.   879868107                        PAGE 3 OF 10 PAGES

______________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OPPENHEIMER CAPITAL
    I.R.S. NO. 13-3413767
_____________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                             (b)  X
______________________________________________________________
3   SEC USE ONLY

______________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
______________________________________________________________
NUMBER OF   5   SOLE VOTING POWER

SHARE           0
               _______________________________________________
BENEFICIALLY    6   SHARED VOTING POWER

OWNED BY            6,105,000
            _______________________________________________
EACH        7   SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON      8   SHARED DISPOSITIVE POWER

WITH                6,105,000
______________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                    6,105,000
______________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

______________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    10.90%
______________________________________________________________
12  TYPE OF REPORTING PERSON

    IA
______________________________________________________________
PAGE
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                                 Page 4 of 10 Pages
                                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                Schedule 13G
                                  Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement


Item 1(b)   Name of Issuer:  Temple Inland, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                303 South Temple Drive, Diball, TX 75941

Item 2(a)   Name of Person Filing:

                Oppenheimer Group, Inc.

Item 2(b)   Address of Principal Business Office:

                Oppenheimer Tower, World Financial Center
                New York, New York 10281

Item 2(c)   Citizenship:

                Inapplicable

Item 2(d)      Title of Class of Securities:

                 Common

Item 2(e)   CUSIP Number:    879868107


Item 3(g)       ____X____    Parent Holding Company, in accordance with
                    Section 240.13d - 1(b)(1)(ii)(G)
                    See Exhibit I hereto

Item 4(a)   Amount Beneficially Owned:

                Oppenheimer Group, Inc.      - 6,142,150 *

Item 4(b)       Percent of Class:

                Oppenheimer Group, Inc.      - 10.96%  *

* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.
PAGE
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                                         Page 5 of 10 Pages
Item 4(c)(i)    Sole Power to Vote or to direct the vote -
                Oppenheimer Group, Inc.   -            0


Item 4(c)(ii)   Shared power to vote or to direct the vote -
                Oppenheimer Group, Inc.   -   6,142,150 *

Item 4(c)(iii)  Sole power to dispose or to direct the disposition of -
                Oppenheimer Group, Inc.   -            0

Item 4(c)(iv)   Shared power to dispose or to direct the disposition of -
                Oppenheimer Group, Inc.   -   6,142,150     *

Item 5      Ownership to Five Percent or Less of a Class:
                Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of
                Another Person:

                See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company:

                See Exhibit II hereto

Item 8      Identification and Classification of Members of the Group:
                Inapplicable

Item 9      Notice of Dissolution of Group:
                Inapplicable

Item 10     Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               June 15, 1995

Signature:      By: /s/ Robert I. Kleinberg

Name/Title:         Robert I. Kleinberg, Vice President/Secretary

* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.

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                                          Page 6 of 10 Pages



                                 EXHIBIT A


     The Managing General Partner of Oppenheimer Capital, a registered investment adviser, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Capital to direct the use of dividends or proceeds of sale of more than five (5%) percent of such securities as disclosed on Page 3 hereof. The Board of Directors, certain officers and other employees of Oppenheimer & Co., Inc., a registered broker-dealer, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities.


MIK8-exhibit.A/2
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                                     Page 7 of 10 pages

                                    EXHIBIT I

Oppenheimer Group, Inc. ("Oppenheimer Group") is a holding company which owns directly and indirectly a variety of subsidiary companies ("Subsidiaries") including the companies identified on the exhibit to this Schedule 13G engaged in various aspects of the financial services business. 83.39% of the issued and outstanding Common Stock of Oppenheimer Group is owned by Oppenheimer & Co., L.P., ("Oppenheimer LP"), a limited partnership formed by the management of Oppenheimer.
The general and limited partnership interests in Oppenheimer LP are owned by employees of Oppenheimer & Co., Inc. ("Opco") and its affiliates and include the executive officers of Opco. 16.61% of Group's capital stock has been issued to certain Oppenheimer LP warrantholders upon presentation for exercise of warrants issued to various investors in Oppenheimer LP's 1986 Private Placement. Opco, an indirect wholly-owned subsidiary of Oppenheimer Group, is a diversified investment banking and securities firm. Oppenheimer Financial Corp., a wholly-owned subsidiary of Oppenheimer Group, is the sole general partner of Oppenheimer Capital, L.P. ("Opcap LP"), a limited partnership which owns a majority interest in Oppenheimer Capital general partnership, which carries on an investment advisory business activity directly and through certain investment advisory companies one of which serves as advisor to a group of mutual funds.
The amendment to Schedule 13G is being filed by Oppenheimer Group as a parent holding company pursuant to the provisions of Rule 13(d) - (1)
(b) on behalf of Oppenheimer LP and the Subsidiaries and/or certain investment advisory clients or discretionary accounts of the Subsidiaries and relating to their collective beneficial ownership of shares of common stock of the Issuer.
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                                       Page 8 of 10 Pages

Management of the affairs of Oppenheimer Group, the Subsidiaries and of certain advisory clients including decisions respecting dispositions and/or voting of the shares of the common stock of the Issuer resides in respective officers and directors of the Subsidiaries and is not directed by Oppenheimer Group or Oppenheimer LP.

Accordingly, the filing of this amendment to Schedule 13G by Oppenheimer Group is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by Oppenheimer Group, Oppenheimer LP or any intermediary company of the shares of the common stock of the Issuer owned by such Subsidiaries or investment advisory clients of investment advisory clients, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.



MIK8-EXHIBIT.I95
PAGE
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                                                 Page 9 of 10 Pages

                                          EXHIBIT II

  The Parent Holding Company is filing on behalf of Oppenheimer
  Financial Corp., Oppenheimer Equities, Inc. and Oppenheimer Holdings, Inc. which would be classified as Item 3(g), Oppenheimer & Co., Inc. which would be classified as Item 3(a), and Oppenheimer Capital which would be classified as Item 3(e).

  MIK8-EX-IIB
PAGE
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                                               Page 10 of 10 Pages

                                    EXHIBIT III


      The undersigned hereby acknowledges and agrees that a report on
           Schedule 13G being filed by Oppenheimer Group, Inc. on or about the date hereof, relating to the common stock of Temple Inland, Inc. is filed on behalf of the undersigned.



      DATED: June 15, 1995



                                         OPPENHEIMER CAPITAL


                                    By: /s/ Robert I. Kleinberg
                                        Robert I. Kleinberg
                                        Vice President & Secretary
     of
                                        Oppenheimer Financial
     Corp.,
                                        The Managing General
     Partner.




     MIK8-TEMPLE.695